Exhibit 21.1

Tabula Rasa HealthCare, Inc. Subsidiaries

NAME	JURISDICTION OF ORGANIZATION OR INCORPORATION
CareKinesis, Inc.	Delaware
Capstone Performance Systems, LLC	Delaware
Medliance, LLC	Arizona
J.A. Robertson, Inc.	California
TRSHC Holdings, LLC	Delaware
SinfoníaRx, Inc.	Arizona